UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

October 19, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SOMALOGIC INC

File No. 001-40090 - CTR# 3101

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SOMALOGIC INC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on March 29, 2022.

Based on representations by SOMALOGIC INC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit 10.36

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Office Chief, Office of Trade & Services